EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Three Months ended March 31, (in millions, except ratios)	2017
Excluding interest on deposits
Income before income tax expense	$8,341
Fixed charges:
Interest expense	2,495
One-third of rents, net of income from subleases (a)	133
Total fixed charges	2,628
Add: Equity in undistributed income of affiliates	179
Income before income tax expense and fixed charges, excluding capitalized interest	$11,148
Fixed charges, as above	$2,628
Ratio of earnings to fixed charges	4.24
Including interest on deposits
Fixed charges, as above	$2,628
Add: Interest on deposits	483
Total fixed charges and interest on deposits	$3,111
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$11,148
Add: Interest on deposits	483
Total income before income tax expense, fixed charges and interest on deposits	$11,631
Ratio of earnings to fixed charges	3.74

(a)	The proportion deemed representative of the interest factor.